

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

July 21, 2017

<u>Via E-mail</u>
Nicola Santoro, Jr.
Chief Financial Officer
New Residential Investment Corp.
1345 Avenue of the Americas
New York, NY 10105

     Re: New Residential Investment Corp.
             Form 10-K
             Filed February 22, 2017
             File No. 001-35777

Dear Mr. Santoro:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                   Sincerely,

                                   /s/ Robert F. Telewicz, Jr.

                                   Robert F. Telewicz, Jr.
                                   Accounting Branch Chief
                                   Office of Real Estate and
                                   Commodities